Exhibit 99.1

Scotiabank announces new Chief Risk Officer and Co-Heads of Scotia Capital

Toronto, September 7, 2005 - Scotiabank today announced the appointment of Brian Porter as Chief Risk Officer, effective November 1, 2005. Mr. Porter has been with the Scotiabank Group (including McLeod Young Weir) for almost 25 years and is currently Deputy Chairman, Scotia Capital, and Head of Canadian Capital Structuring. He will report directly to Scotiabank President and CEO Rick Waugh in his new role.

“I congratulate Brian on his appointment,” said Mr. Waugh. “He is an exceptional leader who brings a tremendous depth of experience, particularly in financial markets and products, to his new position. He will play a critical role in leading the Bank’s global risk management - a function that is particularly important in a major international bank, like Scotiabank.”

Mr. Porter will be replacing Warren Walker, currently the Bank’s Executive Vice President, Global Risk Management. Mr. Walker is leaving the Bank on November 1, 2005 for personal reasons after more than 20 years of service.

In addition, new Co-Heads for Scotia Capital were announced. Stephen McDonald and John Schumacher were named to run Scotia Capital, also effective November 1, 2005. Mr. McDonald, currently Deputy Chairman, Scotia Capital, and U.S. Country Head, will be promoted to Co-Head, Scotia Capital, and Head, Global Corporate and Investment Banking. Mr. Schumacher, who is now Deputy Chairman, Scotia Capital, and Head of Global Trading, will be promoted to Co-Head, Scotia Capital, and Head, Global Capital Markets. Both Mr. McDonald and Mr. Schumacher will report directly to Mr. Waugh in their new positions.

“This new structure reflects the significant depth of leadership talent at Scotia Capital and the specific expertise of each of these officers,” said Mr. Waugh. “Both Steve and John are well respected for their knowledge of Canadian and international corporate lending and capital markets, and their commitment to client service. Together, they will be instrumental in continuing to position Scotia Capital as a leading corporate and investment bank and an integral part of the future growth and success of the Scotiabank Group.”

These appointments follow the earlier announcement in June that current Scotia Capital Chairman and CEO David Wilson will be retiring on October 31, 2005. “We are confident these changes to our executive team and this structure represents the right approach to ensuring the continued success of Scotia Capital and the Scotiabank Group,” said Mr. Waugh.

Mr. Waugh also commented on David Wilson’s departure and Warren Walker’s decision to leave the Bank. “I’d like to thank David for his tremendous contribution to our Bank. He has played a key role in our success for many years, and we wish him continued success,” said Mr. Waugh. “Warren has done a great job for us in Global Risk

Management and in several other senior positions he held in his 20-plus years with the Bank. We wish him all the best in the future.”

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $318 billion in assets (as at July 31, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information:

Frank Switzer, Director, Public Affairs, Scotiabank (416) 866-7238 or frank_switzer@scotiacapital.com